UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ............ 2.50
FORM 12b-25	SEC FILE NUMBER 001-00652
NOTIFICATION OF LATE FILING	CUSIP NUMBER 913456109

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2024
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Universal Corporation
Full Name of Registrant
N/A
Former Name if Applicable
9201 Forest Hill Avenue
Address of Principal Executive Office (Street and Number)
Richmond, Virginia 23235
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Universal Corporation (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended December 31, 2024 (“Third Quarter Form 10-Q”) by the prescribed date of February 10, 2025, without unreasonable effort and expense as explained below.

In August 2024, shortly before filing the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, the Company’s management was made aware of embezzlement by a former senior finance employee at the Company’s Mozambique subsidiary, Mozambique Leaf Tobacco Ltda. (“MLT”). The Company promptly commenced an internal investigation regarding these allegations and related matters. As previously reported, with the assistance of outside advisors, the Company’s internal investigation identified approximately $7 million in the aggregate of unauthorized payments during fiscal years 2022 through 2025. In total, the Company has identified approximately $16.7 million in the aggregate of unauthorized payments during fiscal years 2016 through 2025.

With the assistance of outside advisors, the Company continues to work diligently to complete the investigation, including a review of the circumstances and timing around the discovery of the embezzlement, as soon as possible. The Company is currently unable to predict the outcome or time frame for completion of the investigation.

As of the date of this notice, the Company does not believe material adjustments to its previously issued financial statements will be necessary or that the investigation will have a material impact on its financial results for fiscal year 2025. The Company is pursuing sources of recovery, including insurance.

As a result of the ongoing investigation, the process of finalizing financial statements for the second and third quarters of fiscal year 2025 could not be completed on a timely basis. The Company intends to file all required reports as soon as practicable after the conclusion of the investigation. As part of the investigation, management is evaluating its design and effectiveness of internal control over financial reporting. The Company expects to report one or more material weaknesses in its internal control over financial reporting, and the status of its related remediation plan, in its filings to be made after the completion of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Catherine H. Claiborne	804	254-3783
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                 Yes  ☐ No ☒

The Company was unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Second Quarter Form 10-Q”). The Company is working toward filing the Second Quarter Form 10-Q as soon as practicable. The Second Quarter Form 10-Q continues to be delayed for the same reasons the Company is unable to file the Third Quarter Form 10-Q.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of the results of operations for the quarter ended December 31, 2024 at this time because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company is not able to finalize its financial statements for the quarter ended December 31, 2024 due to certain open issues related to the Company’s ongoing internal investigation. On February 10, 2025, the Company issued a press release announcing certain preliminary unaudited financial results for its third quarter ended December 31, 2024, and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission. The preliminary financial results included in such press release are unaudited, based on currently available information and are not a comprehensive statement of financial results for the third quarter ended December 31, 2024. Consequently, the preliminary unaudited financial results do not present all necessary information for a complete understanding of the Company’s financial condition as of December 31, 2024 or its results of operations for the quarter ended December 31, 2024. Actual results may differ from the preliminary unaudited financial results due to developments that may arise between the date of the press release and the time that financial results for the quarter ended December 31, 2024 are finalized.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This notice filing on Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Among other things, these statements include statements regarding the ongoing internal investigation including descriptions of its scope, duration and impact, expectations about the Company’s reporting of its results and filing its Forms 10-Q for the quarters ended September 30, 2024 and December 31, 2024, the potential financial statement impact of the investigated matter, and the preliminary unaudited financial information for the quarters ending September 30, 2024 and December 31, 2024. These forward-looking statements are generally identified by the use of words such as we “expect,” “believe,” “anticipate,” “could,” “should,” “may,” “plan,” “will,” “predict,” “estimate,” and similar expressions or words of similar import. These forward-looking statements are based upon management’s current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results, performance, or achievements to be materially different from any anticipated results, prospects, performance, or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the uncertainty of the ultimate findings of the ongoing internal investigation, as well as the timing of its completion and costs and expenses arising out of the ongoing internal investigation process and its results; the impact of the ongoing internal investigation on us, our management and operations, including financial impact as well as any litigation or regulatory action that may arise from the ongoing internal investigation; the impact of the internal investigation on our conclusions regarding the design and effectiveness of our internal control over financial reporting and our disclosure controls and procedures; our ability to timely and adequately remediate any internal control failures identified from the results of the internal investigation; our ability to regain compliance with the New York Stock Exchange listing requirements; success in pursuing strategic investments or acquisitions and integration of new businesses and the impact of these new businesses on future results; product purchased not meeting quality and quantity requirements; our reliance on a few large customers; our ability to maintain effective information technology systems and safeguard confidential information; anticipated levels of demand for and supply of our products and services; costs incurred in providing these products and services including increased transportation costs and delays attributed to global supply chain challenges; timing of shipments to customers; higher inflation rates; changes in market structure; government regulation and other stakeholder expectations; economic and political conditions in the countries in which we and our customers operate, including the ongoing impacts from international conflicts; product taxation; industry consolidation and evolution; changes in exchange rates and interest rates; impacts of regulation and litigation on its customers; industry-specific risks related to its plant-based ingredient businesses; exposure to certain regulatory and financial risks related to climate change; changes in estimates and assumptions underlying our critical accounting policies; the promulgation and adoption of new accounting standards, new government regulations and interpretation of existing standards and regulations; and general economic, political, market, and weather conditions. Actual results, therefore, could vary from those expected. Please also refer to such other factors as discussed in Part I, Item 1A. “Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024 and related disclosures in other filings, which have been filed with the U.S. Securities and Exchange Commission and are available on the SEC’s website at www.sec.gov. All risk factors and uncertainties described herein and therein should be considered in evaluating forward-looking statements, and all of the forward-looking statements are expressly qualified by the cautionary statements contained or referred to herein and therein. The Company cautions investors not to place undue reliance on any forward-looking statements as these statements speak only as of the date when made, and it undertakes no obligation to update any forward-looking statements made, except as required by law.

Universal Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2025	By:	/s/ Preston D. Wigner
Preston D. Wigner
Chairman, President and Chief Executive Officer